# *Hovde Group LLC*

Financial Statement and
Independent Auditor's Report

December 31, 2020

**Filed as a Public Document Pursuant to Rule 17a-5(d) of the Securities
Exchange Act of 1934.**

**\*\*\* PUBLIC DOCUMENT \*\*\***







UNITEDSTATES
SECURITIESANDEXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-41597 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hovde Group, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1629 Colonial Parkway
(No. and Street)

| Inverness | IL | 60067 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven D. Hovde (847) 991-6622
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

| 333 W. Wacker Dr., 6th Floor | Chicago | IL | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**HOVDE GROUP LLC**

**TABLE OF CONTENTS**

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# OATH OR AFFIRMATION

I, Steven D. Hovde _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hovde Group, LLC _____, as of December 31 _____, 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



MICHELE Y VALENTA
Official Seal
Notary Public - State of Illinois
My Commission Expires Jun 22, 2023

_____
Signature

Chief Executive Officer & Chairman
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Identifying opportunities.
Delivering solutions.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Management of
Hovde Group LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hovde Group LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*FGMK, LLC*

We have served as the Company's auditor since 2010.

Chicago, Illinois
February 4, 2021

**FGMK, LLC**
fgmk.com

333 W. Wacker Drive, 6th Floor
Chicago, IL 60606
312.818.4300

2801 Lakeside Drive, 3rd Floor
Bannockburn, IL 60015
847.374.0400

# HOVDE GROUP LLC

## STATEMENT OF FINANCIAL CONDITION

### DECEMBER 31, 2020

## ASSETS

| | |
|---|---:|
| Cash and cash equivalents | $ 3,348,855 |
| Accounts receivable | 22,925 |
| Securities owned, at fair value | 4,120,147 |
| Right of use asset, net | 1,100,071 |
| Prepaid expenses | 166,104 |
| Other assets | 24,817 |
| | $ 8,782,919 |

## LIABILITIES AND MEMBERS' EQUITY

**LIABILITIES**

| | |
|---|---:|
| Accounts payable | $ 20,139 |
| Accrued expenses | 1,210,098 |
| Due to clearing broker, net | 1,104,966 |
| Note payable | 1,018,500 |
| Lease liability | 671,287 |
| Contract liabilities | 290,000 |
| | 4,314,990 |

**MEMBERS' EQUITY** 4,467,929

| | |
|---|---:|
| | $ 8,782,919 |

The accompanying notes are an integral part of this statement.

**HOVDE GROUP LLC**

**NOTES TO THE FINANCIAL STATEMENT**

## NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Description of Business.* Hovde Group, LLC (the "Company") was incorporated in the State of Delaware on June 13, 1989. The Company is registered as a broker/dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA") and various states, and, in this capacity, it performs underwriting, financial advisory and investment banking services. The company is also engaged in agency and proprietary trading.

*Significant Accounting Policies.* A summary of the Company's significant accounting policies are as follows. The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

*Management Estimates and Assumptions.* The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of this financial statement change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

*Cash and Cash Equivalents.* All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. The Company regularly maintains cash balances that exceed Federal Deposit Insurance Corporation limits.

*Accounts Receivable and Allowances for Uncollectible Accounts.* Accounts receivable are reported net of any estimated allowances for uncollectible accounts and contractual adjustments. All receivables are uncollateralized. To provide for receivables that could become uncollectible in the future, the Company may establish an allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance for uncollectible accounts is based upon management's assessment of historical and expected net collections, business and economic conditions, and other collection indicators. No allowance was deemed necessary by management as of December 31, 2020.

*Revenue Recognition.* Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods of services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

*Significant Judgements.* Revenue from contracts with customers includes commission income and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied do to uncertain future events.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

*Initial/Advisory Fees.* Initial/Advisory fees are due in accordance with the terms of the executed agreement and are typically recorded upon execution of a signed agreement. Performance obligations in these arrangements vary depending on the contract, but are typically satisfied at a point in time under the arrangement. These types of fees may also include retainer, research, and/or success fees, which are recognized upon the completion or cancelation of the deal.

*Fairness Opinion and Valuation Fees.* Fairness opinion and valuation fees are due in accordance with the terms of the executed agreement, and the performance obligation is satisfied upon issuance of the fairness opinion or valuation, as applicable. Fees are recognized as revenue when the performance obligation is satisfied at a point in time, generally upon issuance of the fairness opinion or valuation.

**HOVDE GROUP LLC**

**NOTES TO THE FINANCIAL STATEMENT**

**NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

*Placement/Underwriting Fees*. Placement/Underwriting fees are due in accordance with the terms of the executed agreement, and the performance obligation is satisfied upon consummating an offering. Fees are recognized as revenue when the performance obligation is satisfied at a point in time, generally when the respective closing of the offering has occurred.

*Completion Fees*. Completion fees are due in accordance with the terms of the executed agreement, typically either a dollar amount or percentage upon execution of a definitive agreement and the remainder upon closing, or a dollar amount or percentage upon closing. Performance obligation is satisfied upon the closing or cancelation of the transaction. Fees are recognized as revenue when the performance obligation is satisfied at a point in time, generally upon completion of these events.

*Commissions*. The Company earns commission revenue from the sale of securities in an agency capacity. Commission revenue is earned on a trade-date basis as the securities transaction occur.

*Reimbursed Expenses*. The Company categorizes revenue related to expenses made on behalf of clients and reimbursable by clients as reimbursed expenses.

***Costs to Obtain or Fulfill a Contract with a Customer.*** The Company records as an asset certain costs incurred to obtain revenue contracts with its customers, such as sales commissions paid to employees for obtaining new contracts with clients. These costs are expensed at the time the performance obligation has been satisfied.

These assets are presented in the Other Assets line of the Company's Statement of Financial Condition. The Company did not have assets from costs to obtain contracts with customers at January 1, 2020 and December 31, 2020, respectively.

***Contract Liabilities.*** The Company records a contract liability when the company receives payment in advance of satisfying its performance obligation and recognizing revenue.

***Securities Owned.*** Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities are recorded at fair value in accordance with FASB Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*. Securities owned consists of equity securities which are listed on a national securities exchange and are valued at the last sales price. Securities owned are classified within Level 1 of the fair value hierarchy as their value is based on quoted prices for identical assets in an active market.

***Dividends and Interest.*** Dividend income and expense are recognized on the ex-dividend date and are included in trading gains/losses, net. Interest income and expense are recognized on the accrual basis.

HOVDE GROUP LLC

NOTES TO THE FINANCIAL STATEMENT

## NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

*Leases.* The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases.* The Company is a lessee in several non-cancelable operating leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future remaining lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of the lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of less than 12 months at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company has obligations as a lessee with initial non-cancelable terms of 12 months or more. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from one to three years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include restrictive financial or other covenants. Payments due under these lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

*Income Taxes.* The Company, with the consent of its members, elected under the Internal Revenue Code to be taxed as a partnership. As such, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for Federal income taxes has been included in the accompanying financial statements. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company. The Company may be subject to various state and local income taxes.

## NOTE 2 – DUE TO CLEARING BROKER

As of December 31, 2020, Due to Clearing Broker, net, consists of the following:

| | |
|---|---|
| Cash | $ 300,019 |
| Fees and commissions payable | (1,404,985) |
| | $ (1,104,966) |

## NOTE 3 – PROFIT SHARING PLAN AND TRUST

The Company sponsors a retirement plan, the Hovde Group 401(k) Profit Sharing Plan (the "Plan"), for the benefit of all eligible employees as defined in the Plan agreement. The Plan is comprised of two components: (i) an employer contribution profit sharing component, and (ii) a 401(k) component. The profit sharing component is discretionary and funded 100% by Company contributions. For the year ended December 31, 2020, the Company elected to contribute approximately $122,000, all of which was accrued as of December 31, 2020.

## HOVDE GROUP LLC

## NOTES TO THE FINANCIAL STATEMENT

## NOTE 4 – OPERATING LEASES AND SIGNIFICANT CONTRACTS

*Office Space.* The Company leases office space in Illinois from an affiliate for $2,000 per month, which can be renewed annually at the mutual consent of the Company and the affiliate at either no escalation or an annual escalation of 2%. The Company also leases office space in Atlanta, Georgia, Nashville, Tennessee, Charlotte, North Carolina, and McLean, Virginia, under non-cancelable operating leases with monthly payments ranging from $1,518 to $7,588, and expiring at various dates through September 2021.

*Data Service.* The Company is contractually obligated under a two year license agreement with a data service provider through and including October 16, 2022. Pursuant to the terms of the contract, two annual installments are required to be paid in advance during October of each year. The final installment of this contract will be paid during October 2021.

Other information related to leases as of December 31, 2020 are as follows:

Weighted average remaining lease term:
    Operating leases          .89 years

Weighted average discount rate:
    Operating leases          5%

Maturities of lease liabilities under non-cancelable operating leases as of December 31, 2020 are as follows:

| Year Ending December 31 | Leases |
|---|---|
| 2021 | $ 703,094 |
| Total undiscounted lease payments | $ 703,094 |
| Less imputed interest | (31,807) |
| Total lease liabilities | $ 671,287 |

## NOTE 5 – COMMITMENTS, CONTINGENCIES AND INDEMNIFICATIONS

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

**HOVDE GROUP LLC**

**NOTES TO THE FINANCIAL STATEMENT**

## NOTE 6 – CONCENTRATIONS OF CREDIT AND MARKET RISK

*Accounts Receivable.* Two customers accounted for 100% of accounts receivable as of December 31, 2020.

*Credit Risk.* Due to the nature of the industry, revenue received from customers is typically non-recurring. The ongoing operation of the Company is economically dependent on its ability to enter into contracts with new customers. Additionally, the Company engages in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

*Market Risk.* Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatilities, correlations, liquidity, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which financial instruments are traded. The Company uses various analytical monitoring techniques to control is exposure to market risk.

## NOTE 7 – NOTE PAYABLE

The Company has received funding of $1,018,500 from a Paycheck Protection Program ("PPP") loan through the Small Business Administration ("SBA") that was made available under the CARES Act passed by Congress in response to the COVID-19 pandemic. Loan payments are deferred as the Company has applied for loan forgiveness. While the Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan, forgiveness relief, in whole or in part, depends on future events which cannot be predicted with certainty. In the event any portion of the PPP loan is not forgiven, payments are required beginning 10 months after the end of the covered period for loan forgiveness and will mature in 2022. Unforgiven PPP loan proceeds bear interest at 1.00%.

## NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $250,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, and a ratio of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $2,675,915 which was $2,425,915 in excess of its required net capital of $250,000. The Company's net capital ratio was 1.36 to 1.

## NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated all subsequent events through the date the accompanying financial statement was issued.